UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eros International PLC
(Name of Issuer)

A Ordinary Shares, par value £0.30 per share
(Title of Class of Securities)

G3788M114
(CUSIP Number)

Joel Smith SG Kleinwort Hambros Trust Company (Channel Islands) Limited 18 Esplanade, St. Helier Jersey, Channel Islands, JE4 8RT
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons:
IRS Identification Nos. of above persons (entities only)

Kishore Lulla
2. Check the Appropriate Box If a Member of a Group	a. ☐
b. ☑

3. SEC Use Only

4. Source of Funds:
OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization:

United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

1,755,416 A ordinary shares and B ordinary shares, collectively (representing (i) 221,949 A ordinary shares held by The Lulla Foundation, a U.K. registered charity of which Kishore Lulla serves as a trustee, through discretionary trusts which Kishore Lulla holds an ownership interest in and, with Kishore Lulla’s immediate family members, is a potential beneficiary of; (ii) 166,667 B ordinary shares held by Kishore Lulla as an individual, which are immediately convertible into an equal number of A ordinary shares; and (iii) 1,366,800 A ordinary shares held by Kishore Lulla as an individual).

8. Shared Voting Power

16,530,531 A ordinary shares and B ordinary shares, collectively (representing (i) 8,046,048 B ordinary shares held by Beech Investments Limited, which are beneficially owned by Kishore Lulla through direct ownership and discretionary trusts that include Kishore Lulla and Kishore Lulla’s immediate family members as beneficiaries, which are immediately convertible into an equal number of A ordinary shares, (ii) 3,759,160 A ordinary shares held by Beech Investments Limited, which are beneficially owned by Kishore Lulla through direct ownership and discretionary trusts that include Kishore Lulla and Kishore Lulla’s immediate family members as beneficiaries; and (iii) 4,725,323 A ordinary shares held by Eros Ventures Limited through discretionary trusts that include Kishore Lulla and Kishore Lulla’s immediately family members as beneficiaries).

9. Sole Dispositive Power

1,755,416 A ordinary shares and B ordinary shares, collectively (representing (i) 221,949 A ordinary shares held by The Lulla Foundation, a U.K. registered charity of which Kishore Lulla serves as a trustee, through discretionary trusts which Kishore Lulla holds an ownership interest in and, with Kishore Lulla’s immediate family members, is a potential beneficiary of; (ii) 166,667 B ordinary shares held by Kishore Lulla as an individual, which are immediately convertible into an equal number of A ordinary shares; and (iii) 1,366,800 A ordinary shares held by Kishore Lulla as an individual).

10. Shared Dispositive Power

16,530,531 A ordinary shares and B ordinary shares, collectively (representing (i) 8,046,048 B ordinary shares held by Beech Investments Limited, which are beneficially owned by Kishore Lulla through direct ownership and discretionary trusts that include Kishore Lulla and Kishore Lulla’s immediate family members as beneficiaries, which are immediately convertible into an equal number of A ordinary shares, (ii) 3,759,160 A ordinary shares held by Beech Investments Limited, which are beneficially owned by Kishore Lulla through direct ownership and discretionary trusts that include Kishore Lulla and Kishore Lulla’s immediate family members as beneficiaries; and (iii) 4,725,323 A ordinary shares held by Eros Ventures Limited through discretionary trusts that include Kishore Lulla and Kishore Lulla’s immediately family members as beneficiaries).

11. Aggregate Amount Beneficially Owned by Each Reporting Person
18,285,947 A ordinary shares and B ordinary shares, collectively (representing (i) 8,212,715 B ordinary shares immediately convertible into an equal number of A ordinary shares and (ii) 10,073,232 A ordinary shares).

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11
24.84%[1] (representing the percentage of the aggregate combined A ordinary shares and B ordinary shares on an as converted basis).

14. Type of Reporting Person
IN, HC

__________________

[1]       Calculated on the basis of the conversion of 8,212,715 B ordinary shares to A ordinary shares on a one-for-one basis, and 63,899,220 A ordinary shares outstanding as of December 31, 2018 plus 1,500,000 B ordinary shares converted into A ordinary shares as of January 4, 2019.

1. Names of Reporting Persons:
IRS Identification Nos. of above persons (entities only)

Beech Investments Limited
2. Check the Appropriate Box If a Member of a Group	a. ☐
b. ☑

3. SEC Use Only

4. Source of Funds:
OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization:

Isle of Man
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power -0-

8. Shared Voting Power

11,805,208 A ordinary shares and B ordinary shares, collectively (representing (i) 8,046,048 B ordinary shares held through direct ownership, which are immediately convertible into an equal number of A ordinary shares, and (ii) 3,759,160 A ordinary shares held through direct ownership).

9. Sole Dispositive Power -0-

10. Shared Dispositive Power

11,805,208 A ordinary shares and B ordinary shares, collectively (representing (i) 8,046,048 B ordinary shares held through direct ownership, which are immediately convertible into an equal number of A ordinary shares, and (ii) 3,759,160 A ordinary shares held through direct ownership).

11. Aggregate Amount Beneficially Owned by Each Reporting Person
11,805,208 A ordinary shares and B ordinary shares, collectively (representing (i) 8,046,048 B ordinary shares immediately convertible into an equal number of A ordinary shares and (ii) 3,759,160 A ordinary shares).

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11
16.07%[2] (representing the percentage of the aggregate combined A ordinary shares and B ordinary shares on an as converted basis).

14. Type of Reporting Person CO

__________________

[2]       Calculated on the basis of the conversion of 8,046,048 B ordinary shares to A ordinary shares on a one-for-one basis, and 63,899,220 A ordinary shares outstanding as of December 31, 2018 plus 1,500,000 B ordinary shares converted into A ordinary shares as of January 4, 2019.

1. Names of Reporting Persons:
IRS Identification Nos. of above persons (entities only)

Eros Ventures Limited
2. Check the Appropriate Box If a Member of a Group	a. ☐
b. ☑

3. SEC Use Only

4. Source of Funds:
OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization:

Isle of Man
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power -0-

8. Shared Voting Power 4,725,323 A ordinary shares (representing 4,725,323 A ordinary shares held through direct ownership).

9. Sole Dispositive Power -0-

10. Shared Dispositive Power 4,725,323 A ordinary shares (representing 4,725,323 A ordinary shares held through direct ownership)

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,725,323 A ordinary shares (representing 4,725,323 A ordinary shares held through direct ownership)

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11
7.23%[3] (representing the percentage of the aggregate combined A ordinary shares and B ordinary shares on an as converted basis).

14. Type of Reporting Person CO

__________________

[3]       Calculated on the basis of 63,899,220 A ordinary shares outstanding as of December 31, 2018 plus 1,500,000 B ordinary shares converted into A ordinary shares as of January 4, 2019.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed to report each of the reporting persons’ named herein (each a “Filing Person” and collectively, the “Filing Persons”) beneficial ownership of the A ordinary shares, par value GBP 0.30 per share of Eros International Plc, an Isle of Man limited company (the “Issuer”), and amends the Schedule 13D filed on June 10, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). The principal executive offices of the Issuer are located at 550 County Avenue, Secaucus, New Jersey 07094. The A ordinary shares (both issued and on an as-converted basis from B ordinary shares, par value GBP 0.30 per share) reported herein as beneficially owned by Kishore Lulla consist of (i) the number of A ordinary shares owned by Kishore Lulla as an individual; (ii) the number of B ordinary shares owned by Kishore Lulla as an individual; (iii) the number of A and B ordinary shares owned directly by Beech Investments Limited (“Beech”); (iv) the number of A ordinary shares owned directly by Eros Ventures Limited (“EVL”); and (v) the number of A ordinary shares owned directly by The Lulla Foundation, a U.K. registered charity of which Kishore Lulla serves as trustee (the “Lulla Foundation”).

Item 2. Identity and Background

Kishore Lulla

The principal business address of Kishore Lulla is 3902 & 3903 Tower A, Business Central Tower, Dubai Internet City, Sheikh Zayed Road, Dubai, United Arab Emirates. Kishore Lulla’s principal occupation is as the Executive Chairman and Group CEO and a director of the Issuer. Kishore Lulla is a citizen of the United Kingdom.

Beech Investments Limited

The principal business address for Beech is c/o SG Kleinwort Hambros Trust Company (CI) Limited, 18 Esplanade, St Helier, Jersey, JE4 8RT. The primary business of Beech is as an investment holding company.

Beech Investments Limited is a company incorporated in the Isle of Man.

The directors of Beech are: Joel Smith, Colin Le Masurier and Simon Kleis

Beech’s directors’ principal business addresses are as follows:

•	The business address for Joel Smith is 18 Esplanade, St Helier, Jersey, Channel Islands JE4 8RT.
•	The business address for Colin Le Masurier is 18 Esplanade, St Helier, Jersey, Channel Islands JE4 8RT.
•	The business address for Simon Kleis is 18 Esplanade, St Helier, Jersey, Channel Islands JE4 8RT.

The directors’ principal occupations are as follows:

•	Joel Smith is a Director within Jersey offshore finance centre and employed by SG Kleinwort Hambros Trust Company (CI) Limited
•	Colin Le Masurier is a Director within Jersey offshore finance centre and employed by SG Kleinwort Hambros Trust Company (CI) Limited
•	Simon Kleis is a Director within Jersey offshore finance centre and employed by SG Kleinwort Hambros Trust Company (CI) Limited

Joel Smith, Colin Le Masurier and Simon Kleis are all British citizens.

Eros Ventures Limited

The principal business address for EVL is 18 Esplanade, St Helier, Jersey, Channel Islands JE4 8RT. The primary business of EVL is as an investment holding company.

EVL is a company incorporated in the Isle of Man

The director of EVL is: CDS International Ltd. (“CDS”), its sole corporate director.

The principal business address for CDS is c/o SG Kleinwort Hambros Trust Company (CI) Limited, Hambro House, St Julian’s Avenue, St Peter Port, Guernsey, GY1 3ED

CDS does not have a principal occupation as it is a corporate director.

The directors of CDS are: William Annan, David Chalmers-Hunt, Patrick LeGallez and Philip Mcilwraith.

CDS’s directors’ principal business addresses are as follows:

•	The business address for William Annan is Hambro House, St Julian’s Avenue, St Peter Port, GY1 3AE, Guernsey.
•	The business address for David Chalmers-Hunt is 18 Esplanade, St Helier, Jersey, Channel Islands JE4 8RT.
•	The business address for Patrick LeGallez is Hambro House, St Julian’s Avenue, St Peter Port, GY1 3AE, Guernsey.
•	The business address for Philip Mcilwraith is 18 Esplanade, St Helier, Jersey, Channel Islands JE4 8RT.

The directors’ principal occupations are as follows:

•	William Annan is a Director within Guernsey offshore finance centre and employed by SG Kleinwort Hambros Trust Company (CI) Limited.
•	David Chalmers-Hunt is a Director within Jersey offshore finance centre and employed by SG Kleinwort Hambros Trust Company (CI) Limited.
•	Patrick LeGallez is a Director within Guernsey offshore finance centre and employed by SG Kleinwort Hambros Trust Company (CI) Limited.
•	Philip Mcilwraith is a Director within Jersey offshore finance centre and employed by SG Kleinwort Hambros Trust Company (CI) Limited.

William Annan, David Chalmers-Hunt, Patrick LeGallez and Philip Mcilwraith are all British citizens.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended as follows:

The responses to Item 5 of this Amendment No. 1 are incorporated herein by reference.

Item 4. Purpose of Transaction

Mr. Kishore Lulla and Mr. Vijay Ahuja entered into an agreement dated August 25, 2016 for family estate planning purposes to simplify the trust structure pursuant to which Eros shares were held by each of them and to separate their holdings. As a result, Beech distributed 5,333,333 B ordinary shares to Ganesh Holding Ltd (holding company of the Ganesh Trust) and 166,667 B ordinary shares to Vijay Ahuja in his personal name. Beech retained a total of 19,293,986 B ordinary shares according to the following percentage ownership: (a) 99% owned by the Ganges Trust, of which Kishore Lulla and family are the primary beneficiaries, and (b) 1% owned by Kishore Lulla. On April 20, 2017, Kishore Lulla gave 3,400,000 A ordinary shares to his daughters, Rishika Lulla Singh and Ridhima Lulla. In connection with the restructuring, additional conversions, sales, loans, fresh issues and exchanges were undertaken between June 10, 2015 and March 13, 2019.

Following the aforesaid restructuring:

•	Lulla Foundation holds 221,949 A Ordinary Shares.
•	Beech Investments Limited holds 8,046,048 B ordinary shares and 3,759,160 A ordinary shares.
•	Mr. Kishore Lulla holds 1,366,800 A ordinary shares and 166,667 B ordinary shares.
•	EVL holds 4,725,323 A ordinary shares.
•	Rishika Lulla Singh and Ridhima Lulla own 3,400,000 A ordinary shares.

Item 5. Interest in Securities of the Issuer

Paragraphs (a)-(b) and (c) of Item 5 of the Original Schedule 13D are amended as follows:

(a) – (b) Interest of Reporting Persons and Others:

(1)       Mr. Kishore Lulla: As of the date of this filing, Kishore Lulla has beneficial ownership of an aggregate of 18,285,947 A ordinary shares on an as-converted basis, or 24.84% of the combined A ordinary shares and B ordinary shares on an as-converted basis that Kishore Lulla may acquire within 60 days. Of these 18,285,947 A ordinary shares on an as-converted basis, Kishore Lulla has:(a) sole voting and sole dispositive power with respect to 1,366,800 A ordinary shares and 166,667 B ordinary shares and (b) shared voting and shared dispositive power with respect to 8,484,483 A ordinary shares and 8,046,048 B ordinary shares. Of these shares (i) 1,366,800 A ordinary shares are personally held by Kishore Lulla as an individual, (ii) 166,667 B ordinary shares are personally held by Kishore Lulla as an individual, (iii) 8,046,048 B ordinary shares are beneficially owned by Kishore Lulla and are held by Beech, (iv) 4,725,323 A ordinary shares are beneficially owned by Kishore Lulla and are held by EVL, (v) 3,759,160 A ordinary shares are beneficially owned by Kishore Lulla and are held by Beech and (vi) 221,949 A ordinary shares are held by the Lulla Foundation, through which Kishore Lulla has a voting interest in such A ordinary shares. Kishore Lulla, through direct ownership of Beech and as a trustee and, with Kishore Lulla’s immediate family members, a beneficiary of the discretionary trust and the Lulla Foundation, may be deemed to have beneficial ownership of the shares owned directly or indirectly by such discretionary trusts, Beech, EVL, and the Lulla Foundation.

(2)       Beech Investments Limited: As of the date of this filing, Beech Investments Limited has beneficial ownership of an aggregate of 11,805,208 A ordinary shares on an as-converted basis, or 16.07% of the combined A ordinary shares and B ordinary shares on an as-converted basis that Beech may acquire within 60 days. Of these 11,805,208 shares, Beech Investments Limited has (a) sole voting and sole dispositive power with respect to no shares and (b) shared voting and shared dispositive power with respect to 8,046,048 B ordinary shares and 3,759,160 A ordinary shares. Of these shares, all are owned directly by Beech Investments Limited.

(3)       Eros Ventures Limited: As of the date of this filing, EVL has beneficial ownership of an aggregate of 4,725,323 A ordinary shares on an as-converted basis, or 7.23% of the combined A ordinary shares and B ordinary shares on an as-converted basis that EVL may acquire within 60 days. Of these 4,725,323 shares, EVL has (a) sole voting and sole dispositive power with respect to no shares and (b) shared voting and shared dispositive power with respect to 4,725,323 A ordinary shares. Of these shares, all are owned directly by EVL.

(c)       Please see Item 4 for a description of the transactions that resulted in the current beneficial ownership of the A ordinary shares and B ordinary shares by the Filing Persons.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

EVL and Kishore Lulla secured cash borrowing totaling $17,000,000 from Falcon Private Bank Ltd. A further $21,500,000 was borrowed, but directly re-invested with the bank in a diversified bond portfolio. The total borrowings are secured against 8,268,333 A ordinary shares (5,800,000 A ordinary shares held by EVL and 2,468,333 A ordinary shares held by Kishore Lulla (directly or through loans)). All voting rights remain with EVL and Kishore Lulla for the duration of the facility. In the event of any default under the facility, Falcon Private Bank Ltd. will first sell the diversified bond portfolio to reduce the amounts outstanding under the facility and would only foreclose on the A ordinary shares if there was a continuing event of default after the entire diversified bond portfolio had been sold. Subject to a default on a pledge, voting rights to be exercised by Falcon Private Bank Ltd. on any foreclosed A ordinary shares would reside with Falcon Private Bank Ltd. These borrowings were secured as part of estate planning for the Lulla family and do not relate to the operations of Eros International plc.

Item 7.  Materials to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated May 3, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2019

/s/ Kishore Lulla
Kishore Lulla

Beech Investments Limited

	By:	/s/ Joel Smith
Name: Joel Smith, Director

	By:	/s/ Simon Kleis
Name: Simon Kleis, Director

Eros Ventures Limited

	By:	/s/ CDS International Limited
Name: CDS International Limited, as Sole Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the A ordinary Shares, par value £0.30 per share, of Eros International Plc, an Isle of Man private limited company, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 3rd day of May, 2019.

/s/ Kishore Lulla
Kishore Lulla

Beech Investments Limited

By:	/s/ Joel Smith
Name: Joel Smith
Title: Director

By:	/s/ Simon Kleis
Name: Simon Kleis
Title: Director

Eros Ventures Limited

By:	/s/ CDS International Limited
Name:CDS International Limited
Title: Sole Director